Exhibit 99.1

Canadian Solar Inc. Announces US$200 Million Private Placement of
Secured Convertible Notes with PAG

GUELPH, Ontario, August 19, 2024 — Canadian Solar Inc. (the “Company” or “Canadian Solar”) (Nasdaq: CSIQ) today announced that it has entered into a definitive agreement with PAG, a leading investment firm in Asia Pacific, pursuant to which PAG will subscribe for US$200 million in aggregate principal amount of convertible notes (the “Notes”) to be issued by the Company. The transaction is expected to close in the fourth quarter of 2024, subject to closing conditions. The Company will retain certain flexibility on draw downs, using the net proceeds to optimize its capital structure, repay certain other indebtedness and invest in solar development projects.

The Notes will bear an interest rate of 6% per annum, payable quarterly in arrears, and will mature on December 31, 2029. Holders of the Notes also have the right to require the Company to repurchase the Notes shortly after December 31, 2027. Subject to the terms of the Notes, the Notes may be convertible into the Company’s common shares at the holder’s option at an initial conversion price of US$18.20, which represents a premium of approximately 23.4% above the Company’s last reported stock price of US$14.75 per common share on the Nasdaq Global Select Market on August 16, 2024. The conversion rate will be subject to market customary adjustments. The Notes will be secured against certain pledges provided by the subsidiaries of the Company.

Dr. Shawn Qu, Chairman and CEO of Canadian Solar, said, “We are thrilled to partner with PAG, a seasoned investor in the solar industry. The Notes offer us a flexible financing solution that aligns with both our capital requirements and business objectives. This transaction paves the way for long-term strategic collaboration with PAG in solar and in clean energy.”

Dr. Weijian Shan, Executive Chairman of PAG, commented, “With two decades of experience in the solar industry, Canadian Solar has established a solid foundation as a globally leading solar player. Today, it is well-positioned for growth, propelled by its scaled module business, rapidly expanding energy storage segment, and renewable energy development platform. We are pleased to partner with Canadian Solar in the global clean energy transition.”

The issuance of the securities under such transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) in an offshore transaction in reliance upon Regulation S under the Securities Act. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

About Canadian Solar

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar technology and renewable energy companies. It is a leading manufacturer of solar photovoltaic modules, provider of solar energy and battery energy storage solutions, and developer of utility-scale solar power and battery energy storage projects with a geographically diversified pipeline in various stages of development. Over the past 23 years, Canadian Solar has successfully delivered over 125 GW of premium-quality, solar photovoltaic modules to customers across the world. Likewise, since entering the project development business in 2010, Canadian Solar has developed, built, and connected over 10 GWp of solar power projects and 3.3 GWh of battery energy storage projects across the world. Currently, the Company has over 1.2 GWp of solar power projects in operation, 6.5 GWp of projects under construction or in backlog (late-stage), and an additional 19.8 GWp of projects in advanced and early-stage pipeline. In addition, the Company has 600 MWh of battery energy storage projects in operation and a total battery energy storage project development pipeline of around 56 GWh, including approximately 4.3 GWh under construction or in backlog, and an additional 51.6 GWh at advanced and early-stage development. Canadian Solar is one of the most bankable companies in the solar and renewable energy industry, having been publicly listed on the NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/ Forward-Looking Statements

Certain statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar and battery storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; supply chain disruptions; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets, such as Japan, the U.S., China, Brazil and Europe; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance (“ESG”) requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; litigation and other risks as described in Canadian Solar’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F filed on April 26, 2024. Although Canadian Solar believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Canadian Solar Inc. Contact

Wina Huang

Investor Relations

Canadian Solar Inc.

investor@canadiansolar.com